The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTBB

November 18, 2002

Office of
Division
Securities
450 Fifth
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ANNOUNCEMENT REGARDING DISSOLUTION OF A SUBSIDIARY

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

October 25, 2002

To whom it may concern:

Mitsui Trust Holdings, Inc.
(Code No. 8309)
The Chuo Mitsui Trust and Banking Co., Ltd.
Mitsui Asset Trust and Banking Co., Ltd.

Announcement regarding Dissolution of a Subsidiary

Mitsui Trust Holdings, Inc. ("MTH") has decided to dissolve Chuo Mitsui State Street Advisors Co., Ltd. ("CMSA"), a subsidiary, in the following reason:

1. Reasons for dissolution
   (1) CMSA is an investment advisory company specializing in foreign-equity passive management, which was established as a joint venture by Mitsui Trust Financial Group and State Street Group in September 2000.
   (2) The two groups have engaged in the joint development of products and other activities through CMSA. Though, the two groups have decided to perform such activities directly between Mitsui Asset Trust Banking Co., Ltd. and State Street Global Advisors (Japan) Co., Ltd., rather through CMSA, from the standpoint of reducing costs. With this decision, the two groups have agreed to dissolve CMSA.
   (3) Both groups have comprehensive alliances in such areas as asset administration, including master trusts, and asset management, especially foreign-equity passive management, and will continue to maintain these alliances even after the dissolution of CMSA.

2. Outline of the CMSA

Head office address:	2-8, Nihonbashi-Muromachi 3-chome, Chuo-ku, Tokyo
Name of representative:	Hirokazu Hirachi
Capital:	¥300 million
Business activities:	A. Investment advisory activities, primarily on investment in both domestic and foreign securities and activities concerning discretionary investment contracts. B. Incidental activities of A. (above).
Primary shareholders:	The Chuo Mitsui Trust and Banking Co., Ltd. 70% State Street International Holdings, Inc. 30%

3. Dissolution schedule
   During the second half of fiscal 2002

4. Effect on the performance of the Company
   There will be no effect on MTH's "Projected Business Results for Fiscal Year 2002 (from April 1, 2002 to March 31, 2003)".

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-3500

The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

02 NOV 20 AM 9:25

November 18, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

STRUCTURE ENHANCEMENT IN ACTIVE MANAGEMENT OF GLOBAL EQUITIES

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

October 25, 2002

To whom it may concern:

Mitsui Trust Holdings, Inc.
(Code No. 8309)
The Chuo Mitsui Trust and Banking Co., Ltd.
Mitsui Asset Trust and Banking Co., Ltd.

Structure Enhancement in Active Management of Global Equities

Mitsui Asset Trust and Banking Co., Ltd. ("MATB", President: Kazuo Tanabe) has been striving continually to enhance structure in fund management to satisfy customer needs with high quality management products. As enhancing actively-managed funds being the part of the main issue, we have newly created a cooperative relationship with an influential foreign management company to strengthen and refine management networks on a global basis.

We will drive for maintaining and improving its sophisticated management know-how through the structure enhancement.

1. Structure reinforcement in active management of global equities

MATB and Franklin Resources Inc. have reached a basic agreement on creating a cooperative relationship, primarily in the area of research information that will enhance the active management of global equities .

To date, we have offered actively-managed global equities funds to our customers, using research information provided by investment advisors on a contract basis, based on the judgment that it is indispensable to have business ties with leading foreign investment companies to perform active management of global equities. We have therefore decided to further enhance our global research structure, so that we can improve the quality of such funds to satisfy customer needs.

Franklin Resources Inc., which will be a source for research information going forward, is a leading asset management company with significant strength in research management in each region as well as on a global basis.

Staffs from Chuo Mitsui Investments, Inc. (New York City, New York, U.S.A.), our Group (Mitsui Trust Financial Group) affiliated company registered in U.S.A., will work with Franklin Advisors Inc. (San Mateo, California, U.S.A.) and Fiduciary Trust Company International (New York City, New York, U.S.A.), investment companies and subsidiaries of Franklin Resources,

We will also take this opportunity to continue consulting with Franklin Resources, Inc. to strengthen our relationship, which will help expand the asset management business of both companies.

We plan to decide on the details concerning the new research arrangements so that we are able to utilize these research resources by January 2003. By enhancing the asset management research function, we believe that we can continue to provide the highest quality products in active management of global equities that will fully satisfy our customers.

【Structure】



Franklin Resources, Inc.
<San Mateo>
(Contract providing Relevant Research Information)
U.S. Equity
Franklin advisers, Inc.
<San Mateo>
Staff
Relevant Research Information
Chuo Mitsui Investments, Inc.
<New York>
Global Equity
Fiduciary Trust Company International
<New York>
Staff
Relevant Research Information
Mitsui Asset Trust and Banking Co., Ltd.
Asset Management Dept.
Global Equity Group
<Tokyo>

2. Structure efficiency in active management of global equities

Mitsui Trust Financial Group and State Street Group have engaged in the joint development of products and other activities through Chuo Mitsui State Street Advisors Co., Ltd. ("CMSA"), an investment advisory company specializing in foreign-equity passive management, which was established as a joint venture by the two groups. Though, the two groups has decided to perform such activities directly between Mitsui Asset Trust Banking Co., Ltd. and State Street Global Advisors (Japan) Co., Ltd., rather through CMSA, from the standpoint of reducing costs. With this decision, the two groups have agreed to dissolve CMSA. (For further details, please refer to "Announcement regarding Dissolution of a Subsidiary" dated October 25, 2002)

<Appendix >

Summary of Franklin Resources, Inc.

【Holding Company】

Company Name : Franklin Resources, Inc.

Trademark : Franklin Templeton Investments

Representative : Charles B. Johnson, Chairman & CEO

Establishment : 1947

Head Office : San Mateo, California, U.S.A.

Capital Group : Independent

Number of Employees : Approximately 7,000(At end of 2002/9, Group Total)

Total Funds in Management : US $. 274 bill (At end of 2002/3, Group Total)

【Subsidiary】

Company Name : Franklin Advisors, Inc.

Representative : Gregory E. Johnson, President

Establishment : 1947

Location : San Mateo, California, U.S.A.

Total Funds in Management : US $. 117 bill (At end of 2002/3)

Company Name : Fiduciary Trust Company International

Representative : Anne M. Tatlook, Chairman & CEO

Establishment : 1931

Location : New York, New York, U.S.A.

Total Funds in Management : US $. 42 bill (At end of 2002/3)